Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
April 8, 2025

IPERIONX COMMENCES TITAN CRITICAL MINERALS PROJECT DEFINITIVE FEASIBILITY STUDY WITH U.S. GOVERNMENT SUPPORT

■	Definitive Feasibility Study (DFS) is underway at the Titan Critical Minerals Project in Tennessee – the largest U.S. mineral resource of titanium, zircon and rare earth mineral sands

■	The DFS is a major step toward developing a fully integrated, mineral-to-metal U.S. titanium supply chain

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The DFS is part-funded through IperionX’s U.S. Government award to re-shore a ‘mineral-to-metal' U.S. titanium supply chain. U.S. Government funding awarded to IperionX since January 2023 now totals over US$60 million.

■	The Titan Project also has the potential to become the largest domestic source of critical heavy rare earth elements – dysprosium and terbium — essential for advanced technologies and national defense

■	IperionX’s Virginia Titanium Production Facility remains on track for successful ramp-up through 2025

IperionX Limited (NASDAQ: IPX, ASX: IPX) (IperionX) is pleased to announce the commencement of a Definitive Feasibility Study for its Titan Critical Minerals Project in Tennessee – the largest mineral resource (reported in accordance with the JORC Code) of titanium, rare earth, and zircon mineral sands in the United States.

This final phase of feasibility is partly funded by an allocation from IperionX’s recent U.S. Government award of US$47.1 million, underscoring the strategic significance of the Titan Project in securing a fully integrated, U.S.-based 'mineral-to-metal' titanium supply chain. U.S. Government funding awarded to IperionX since January 2023 now totals over US$60 million.

The DFS is expected to be completed by Q2 2026 and will include detailed mine engineering, processing flowsheet and infrastructure design. This study marks a major step in advancing the Titan Project towards production.

As a leading fully permitted critical minerals project in the U.S., the Titan Project is uniquely positioned to supply low-cost, domestic critical mineral feedstocks to support future large-scale expansions of IperionX’s titanium production, enhancing the strength and resilience of the U.S. titanium supply chain. It also hosts significant quantities of light and heavy rare earth elements - including dysprosium and terbium - that are vital for advanced technologies and defense systems. The Titan Project has attracted significant interest from potential strategic and commercial partners seeking secure, long term supplies of U.S. sourced critical minerals.

IperionX remains on-track for the successful ramp-up of its Titanium Production Facility in Virginia. The balance of the US$47.1 million U.S. Government funding awarded to IperionX in 2025 has also enabled the commencement of engineering and design activities for expanded titanium metal production. Further details of these titanium production expansion plans are expected by mid-2025.

As the U.S. Government intensifies efforts to re-shore manufacturing and strengthen supply chain independence, IperionX is strategically positioned to create long-term value — providing a secure, sustainable, and low-cost domestic supply of titanium and critical minerals essential to American industry.

Anastasios (Taso) Arima, CEO of IperionX, said:

“The commencement of the DFS at the Titan Project marks a major milestone for IperionX and the future of American critical mineral independence. The Titan Project is a nationally strategic critical minerals asset, uniquely positioned to support the United States' industrial and defense priorities.  We are proud to be building the foundation of a secure, sustainable, and fully domestic titanium supply chain – from minerals to finished titanium metal."

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1092 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

About IperionX

IperionX is a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, automotive and additive manufacturing.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Exploration Results and Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Mineral Resource Estimate included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.